

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
March 3, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01

On March 7, 2005, the Registrant, Home Properties, L.P. (the "Operating Partnership") and Home Leasing Corporation entered into a settlement agreement with Genesee Valley Medical Center, L.P. and certain of its limited partners ("GVMC"), which had commenced a legal action in 2000 against the Registrant, the Operating Partnership and Home Leasing. Home Leasing is owned by Nelson B. Leenhouts and Norman Leenhouts, who are the Co-Chairs of the Board of Directors and Senior Advisors to the Registrant. The Registrant was originally formed to expand and continue Home Leasing's business. The law suit relates to the exclusion of a commercial property from the Registrant's initial public offering in 1994. Pursuant to the settlement agreement, GVMC is to be paid $3.5 million on or before March 28, 2005. The Board of Directors of the Registrant has authorized the Registrant to pay this amount on behalf of the Registrant, the Operating Partnership and Home Leasing, as well as to reimburse Home Leasing for approximately $200,000 of legal fees that it incurred in defending this action. Payment will be made on behalf of Home Leasing and Home Leasing will be reimbursed for its legal expense in recognition of the fact that the matters alleged in the lawsuit against Home Leasing related directly and solely to the promotion and creation of the Registrant.

Payment of the settlement amount, the legal fee reimbursement to Home Leasing, as well as the accrual of additional related legal fees by the Registrant ($100,000) for a total of $3.8 million (the "Settlement Payment") will be accrued as a liability in the fourth quarter 2004. Fourth quarter 2004 results were originally announced by the Company on March 4, 2005 before the discussions resulting in the settlement agreement ever began. Jury selection on the settled matter occurred on March 4, 2005 and the trial was scheduled to begin on March 7, 2005, the day that the matter was settled.

The financial results for fourth quarter 2004 as included in a press release issued on March 3, 2005 and filed with the Securities and Exchange Commission on Form 8-K on March 4, 2005 will be revised to reflect the effect of the Settlement Payment. The supplemental information furnished as Exhibit 99.1 herewith was included as part of the March 3, 2005 press release and thus does not reflect, but will be revised to reflect, the effect of the Settlement Payment. The Registrant expects to file an additional amendment to further amend the March 4, 2005 Form 8-K filing to reflect the effect of the Settlement Payment on the financial results and supplemental information relating to the fourth quarter 2004 results.

ITEM 7.01.   REGULATION FD DISCLOSURE

This Amendment amends the current report on Form 8-K filed by Home Properties, Inc. on March 4, 2005, to furnish (not file) the supplemental information to the Press Release of March 3, 2005, relating to fourth quarter 2004 results. As noted above, the Registrant expects to furnish revised supplemental information in an additional Form 8-K/A in order to reflect the effect of the Settlement Payment. The supplemental information that the Company expects to revise is limited to Schedule 9 (Net Asset Value Calculation) and Schedule 12 (Reconciliation of FIN 46 Consolidation Balance Sheet).

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c.   Exhibit

Exhibit 99.1   Supplemental information to Press Release of March 3, 2005, relating to fourth quarter 2004 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 10, 2005   HOME PROPERTIES, INC.
                                                (Registrant)

By: /s/ David P. Gardner
               David P. Gardner, Executive Vice President and
               Chief Financial Officer

Exhibit 99.1



4Q 2004 Conference Call
11:00 AM ET, Friday, 3/4/2005
Dial **888-433-1657** for Q&A
(International 303-957-1357)

Webcast: Via Web site, www.homeproperties.com, in the "Investors" section under "Financial Information."

Question & Answer: You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Summary of Recent Acquisitions
6. Summary of Recent Sales
7. Breakdown of Owned Units by Market
8. Debt Summary Schedule
9. Net Asset Value Calculation
10. Capital Expenditure and Adjusted NOI Summary
11. 2005 Earnings Guidance
12. Reconciliation of FIN 46 Consolidation – Balance Sheet

Audio Replay: 800-633-8284 (International for audio replay 402-977-9140)

Audio Replay Passcode: 21228979

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

HOME PROPERTIES OWNED COMMUNITIES RESULTS

FOURTH QUARTER 2004

	# of Apts.	Date Acqu.	Q4 '04 Rent/Mo.	Q4 '04 Occup.	Year Ago Occup.	Q4 '04 versus Q4 '03 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	Q4 '04 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 990	92.4%	90.1%	0.6%	3.2%	2.8%		
Canterbury Apartments	618	7/16/1999	$ 822	91.4%	94.9%	5.4%	1.4%	0.1%		
Country Village	344	4/30/1998	$ 792	91.6%	91.9%	4.3%	3.8%	1.2%		
Falcon Crest	396	7/16/1999	$ 867	88.9%	91.4%	3.7%	0.9%	0.5%		
Fenland Field	234	8/1/2001	$ 1,016	93.7%	91.8%	3.0%	5.0%	-1.5%		
Gateway Village	132	7/16/1999	$ 1,130	90.4%	94.7%	4.8%	0.0%	-4.3%		
Mill Towne Village Apts	384	5/31/2001	$ 774	93.0%	96.0%	5.5%	2.2%	-2.8%		
Morningside Heights	1,050	4/30/1998	$ 792	92.4%	93.8%	3.1%	1.6%	-2.4%		
Owings Run	504	7/16/1999	$ 981	94.0%	91.4%	2.2%	5.2%	4.6%		
Selford Townhomes	102	7/16/1999	$ 1,151	94.3%	92.7%	4.6%	6.4%	9.5%		
Shakespeare Park	84	7/16/1999	$ 810	95.3%	98.9%	31.2%	26.3%	37.5%		
Timbercroft Townhomes	284	7/16/1999	$ 742	97.8%	98.7%	6.0%	5.0%	25.5%		
Village Square Townhomes	370	7/16/1999	$ 1,000	94.2%	95.5%	5.5%	4.1%	10.3%		
Woodholme Manor	176	3/31/2001	$ 708	91.8%	92.1%	5.0%	4.6%	-12.2%		
Total Baltimore Region	5,644		$ 883	92.6%	93.1%	3.7%	3.3%	2.3%	14.0%	13.5%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,312	92.7%	93.9%	5.6%	4.3%	-8.0%		
Stone Ends	280	2/12/2003	$ 1,178	94.1%	94.8%	0.9%	0.2%	-4.2%		
The Village at Marshfield	276	3/17/2004	$ 1,065	93.4%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,228	93.1%	94.2%	4.3%	3.1%	-6.9%	4.0%	3.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 680	98.1%	98.6%	4.4%	3.9%	-3.2%		
Idylwood	720	1/1/1995	$ 672	91.8%	93.9%	4.0%	1.7%	-7.4%		
Paradise Lane	324	10/15/1997	$ 700	94.0%	95.6%	3.0%	1.2%	0.6%		
Raintree Island	504	8/4/1994	$ 729	91.7%	94.7%	3.1%	-0.2%	-0.1%		
Total Buffalo Region	1,644		$ 695	92.5%	94.7%	3.5%	1.1%	-3.2%	2.2%	3.9%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 805	94.8%	92.0%	6.6%	9.8%	17.4%		
Total Delaware Region	432		$ 805	94.8%	92.0%	6.6%	9.8%	17.4%	0.9%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 757	90.0%	89.9%	0.9%	1.1%	4.5%		
Carriage Hill - MI	168	9/29/1998	$ 777	94.9%	95.6%	-0.7%	-1.4%	0.4%		
Carriage Park	256	9/29/1998	$ 737	90.8%	93.6%	-0.1%	-3.1%	-7.8%		
Charter Square	492	10/29/1997	$ 857	92.3%	91.1%	1.4%	2.7%	1.6%		
Cherry Hill Club	165	7/7/1998	$ 635	89.6%	86.9%	-3.4%	-0.4%	-16.6%		
Cherry Hill Village	224	9/29/1998	$ 708	96.0%	93.6%	1.0%	3.6%	8.1%		
Deerfield Woods	144	3/22/2000	$ 795	94.3%	93.7%	-3.0%	-2.5%	-8.8%		
Fordham Green	146	10/29/1997	$ 893	87.5%	90.9%	-0.8%	-4.4%	4.6%		
Greentrees	288	10/29/1997	$ 656	81.7%	90.1%	0.4%	-9.0%	-13.6%		
Hampton Court	182	9/30/2000	$ 684	87.0%	82.8%	-0.6%	4.5%	17.1%		
Kingsley	328	10/29/1997	$ 665	92.9%	91.4%	-1.9%	-0.2%	-2.8%		
Macomb Manor	217	3/22/2000	$ 701	90.0%	90.3%	1.5%	1.1%	-14.7%		
Oak Park Manor	298	10/29/1997	$ 844	89.8%	92.6%	1.4%	-1.7%	-3.3%		
Scotsdale	376	11/26/1997	$ 666	92.9%	92.5%	-1.8%	-1.4%	-2.3%		
Southpointe Square	224	10/29/1997	$ 648	88.1%	90.0%	0.1%	-2.0%	5.0%		
Springwells Park	303	4/8/1999	$ 988	86.7%	86.2%	1.8%	2.4%	6.9%		
Stephenson House	128	10/29/1997	$ 671	94.6%	96.0%	1.7%	0.3%	2.6%		
The Lakes	434	11/5/1999	$ 855	82.7%	92.2%	-1.7%	-11.8%	-37.1%		
Woodland Gardens	337	10/29/1997	$ 733	91.9%	95.4%	1.3%	-2.4%	-11.9%		
Total Detroit Region	5,046		$ 761	89.8%	91.3%	0.0%	-1.6%	-5.6%	8.2%	12.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 833	90.1%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 917	93.7%	n/a	n/a	n/a	n/a		
Total Florida Region	836		850	90.9%	n/a	n/a	n/a	n/a	1.1%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,229	90.7%	95.4%	4.6%	-0.5%	-7.0%		
Cornwall Park	75	7/17/1996	$ 1,618	90.0%	91.0%	0.5%	-0.7%	-19.0%		
Lakeshore Villas	152	7/17/1996	$ 1,030	95.2%	93.0%	4.4%	6.9%	9.9%		
Patricia	100	7/7/1998	$ 1,326	93.7%	92.6%	5.7%	6.9%	-10.7%		
Sherwood Consolidation	224	10/11/2002	$ 1,036	96.4%	96.4%	11.6%	11.6%	7.2%		
Sunset Gardens	217	7/17/1996	$ 901	92.8%	96.0%	6.1%	2.7%	2.5%		
Total Hudson Valley Region	908		$ 1,113	93.4%	94.4%	6.0%	4.9%	-2.1%	2.2%	2.2%

			HOME PROPERTIES OWNED COMMUNITIES RESULTS						
		FOURTH QUARTER 2004				**Q4 '04 versus Q4 '03**			
						% Growth			
# of	**Date**	**Q4 '04**	**Q4 '04**	**Year Ago**	**Rental**	**Rental**	**NOI**	**Q4 '04**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**% NOI w/ G&A**	**#Units**
Illinois Region									
Blackhawk	371	10/20/2000	$ 873	89.1%	91.6%	3.4%	0.6%	-30.9%		
Courtyards Village	224	8/29/2001	$ 760	96.3%	94.3%	-0.8%	1.4%	-10.5%		
Cypress Place	192	12/27/2000	$ 892	94.3%	91.0%	1.4%	5.0%	-2.0%		
The Colony	783	9/1/1999	$ 827	90.5%	92.3%	0.0%	-2.0%	-23.0%		
The New Colonies	672	6/23/1998	$ 710	90.5%	91.2%	-0.3%	-1.1%	25.3%		
Total Illinois Region	2,242		$ 798	91.2%	92.0%	0.6%	-0.3%	-8.0%	3.7%	5.4%
Long Island, NY Region									
Bayview / Colonial	160	11/1/2000	$ 1,126	94.7%	93.5%	4.1%	5.5%	2.2%		
Cambridge Village	82	3/1/2002	$ 1,398	97.7%	98.5%	10.3%	9.4%	20.2%		
Coventry Village	94	7/31/1998	$ 1,316	94.4%	97.0%	5.2%	2.4%	0.9%		
Devonshire Hills	297	7/16/2001	$ 1,665	92.4%	92.5%	-1.0%	-1.1%	-7.1%		
East Winds	96	11/1/2000	$ 1,100	95.1%	91.2%	3.0%	7.4%	3.8%		
Hawthorne Court	434	4/4/2002	$ 1,296	94.2%	93.5%	4.9%	5.7%	-1.4%		
Heritage Square	80	4/4/2002	$ 1,368	99.5%	98.1%	9.1%	10.6%	9.4%		
Holiday Square	143	5/31/2002	$ 1,097	95.1%	97.6%	20.9%	17.8%	56.5%		
Lake Grove Apartments	368	2/3/1997	$ 1,363	93.4%	95.1%	2.7%	0.9%	-1.0%		
Maple Tree	84	11/1/2000	$ 1,117	95.4%	92.7%	0.2%	3.3%	6.9%		
Mid- Island Estates	232	7/1/1997	$ 1,201	94.4%	97.3%	6.5%	3.3%	0.9%		
Rider Terrace	24	11/1/2000	$ 1,190	91.4%	99.6%	6.3%	-2.5%	-5.7%		
South Bay Manor	61	9/11/2000	$ 1,496	95.3%	95.4%	8.2%	8.1%	3.6%		
Southern Meadows	452	6/29/2001	$ 1,317	93.9%	94.3%	0.1%	-0.3%	-3.3%		
Stratford Greens	359	3/1/2002	$ 1,363	95.4%	95.5%	1.6%	1.4%	-4.5%		
Terry Apartments	65	11/1/2000	$ 1,089	95.2%	92.9%	2.2%	4.6%	2.6%		
Westwood Village Apts	242	3/1/2002	$ 2,030	96.4%	97.1%	8.6%	7.8%	-0.1%		
Woodmont Village Apts	96	3/1/2002	$ 1,224	94.8%	96.5%	4.7%	2.9%	-2.2%		
Yorkshire Village Apts	40	3/1/2002	$ 1,413	99.7%	97.1%	5.2%	8.0%	27.4%		
Total Long Island Region	3,409		$ 1,368	94.7%	95.0%	4.0%	3.7%	0.5%	12.6%	8.2%
Maine Region									
Mill Co. Gardens	95	7/7/1998	$ 727	94.7%	89.0%	4.6%	11.3%	20.4%		
Redbank Village	500	7/7/1998	$ 780	91.2%	89.2%	3.1%	5.3%	2.8%		
Total Maine Region	595		$ 772	91.7%	89.2%	3.3%	6.2%	5.2%	1.3%	1.4%
New Jersey Region									
Chatham Hill Apartments	308	1/30/2004	$ 1,448	92.9%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,354	100.0%	97.1%	6.2%	9.3%	24.3%		
Fairmount Apartments	54	1/30/2004	$ 773	98.1%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 902	95.4%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,168	95.6%	95.9%	6.5%	6.1%	10.9%		
Northwood Apartments	134	1/30/2004	$ 1,120	95.7%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,650	97.7%	97.7%	4.1%	4.1%	7.7%		
Pleasant View	1,142	7/7/1998	$ 1,013	92.1%	91.0%	3.8%	5.0%	3.3%		
Pleasure Bay	270	7/7/1998	$ 958	95.9%	95.8%	9.0%	9.1%	4.6%		
Regency Club	372	9/24/2004	$ 1,040	97.5%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,057	91.6%	93.9%	3.1%	0.5%	-8.0%		
Wayne Village	275	7/7/1998	$ 1,175	96.6%	95.5%	6.2%	7.4%	3.6%		
Windsor Realty	67	7/7/1998	$ 1,073	96.6%	96.0%	3.9%	4.5%	5.8%		
Total New Jersey Region	3,426		$ 1,094	94.0%	93.4%	4.6%	4.8%	2.1%	9.6%	8.2%
Philadelphia Region									
Beechwood Gardens	160	7/7/1998	$ 828	91.8%	97.4%	7.0%	0.9%	4.0%		
Castle Club	158	3/15/2000	$ 886	96.3%	94.6%	6.0%	7.8%	24.7%		
Cedar Glen	110	3/3/1998	$ 680	95.1%	93.9%	9.2%	10.6%	31.6%		
Chesterfield	247	9/23/1997	$ 867	94.6%	96.1%	3.8%	2.3%	5.1%		
Curren Terrace	318	9/23/1997	$ 900	95.0%	93.7%	1.4%	2.8%	-0.5%		
Executive House	100	9/23/1997	$ 920	96.8%	96.5%	4.4%	4.7%	12.1%		
Glen Brook	173	7/28/1999	$ 780	87.7%	93.0%	5.2%	-0.9%	-13.8%		
Glen Manor	174	9/23/1997	$ 754	91.0%	90.6%	2.7%	3.1%	8.9%		
Golf Club	399	3/15/2000	$ 1,014	89.7%	90.1%	3.3%	2.7%	-6.8%		
Hill Brook Place	274	7/28/1999	$ 834	96.3%	95.7%	3.4%	4.0%	-0.8%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,037	88.3%	93.0%	1.1%	-4.0%	-5.9%		
Home Properties of Devon	629	3/15/2000	$ 1,086	81.3%	88.5%	3.1%	-5.3%	-22.9%		
New Orleans Consolidation	442	7/28/1999	$ 783	92.6%	92.2%	1.4%	1.8%	-0.3%		
Racquet Club	467	7/7/1998	$ 986	95.4%	96.3%	6.4%	5.4%	14.7%		
Racquet Club South	103	5/27/1999	$ 848	94.0%	95.8%	3.6%	1.6%	5.5%		
Ridley Brook	244	7/28/1999	$ 827	92.1%	96.7%	4.3%	-0.7%	-2.4%		
Sherry Lake	298	7/23/1998	$ 1,121	93.4%	96.5%	4.1%	0.8%	10.0%		
The Landings	384	11/25/1996	$ 991	90.9%	93.2%	3.1%	0.6%	3.5%		
Trexler Park	249	3/15/2000	$ 1,067	89.3%	89.5%	6.9%	6.6%	-7.7%		
Valley View	177	9/23/1997	$ 791	93.4%	87.2%	1.8%	9.0%	11.2%		
Village Square	128	9/23/1997	$ 911	93.3%	94.5%	4.6%	3.4%	7.0%		
William Henry	363	3/15/2000	$ 1,088	92.7%	88.6%	4.5%	9.4%	2.8%		
Total Philadelphia Region	5,913		$ 943	91.2%	92.7%	3.8%	2.1%	0.0%	13.2%	14.1%

	# of Apts.	Date Acqu.	Q4 '04 Rent/Mo.	Q4 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q4 '04 % NOI w/ G&A	% #Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
FOURTH QUARTER 2004					**Q4 '04 versus Q4 '03**					
						% Growth				
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,048	92.2%	87.7%	-2.2%	2.8%	-4.0%		
1600 Elmwood	210	8/4/1994	$ 923	94.9%	92.9%	1.3%	3.4%	1.5%		
Brook Hill	192	8/4/1994	$ 859	88.0%	95.7%	-1.2%	-9.2%	-22.8%		
Newcastle Apartments	197	8/4/1994	$ 773	95.8%	96.5%	0.2%	-0.5%	4.7%		
Perinton Manor	224	8/4/1994	$ 815	94.0%	97.5%	1.4%	-2.2%	-13.2%		
Riverton Knolls	240	8/4/1994	$ 843	89.1%	91.8%	1.1%	-1.8%	0.3%		
Spanish Gardens	220	8/4/1994	$ 708	86.8%	92.4%	0.4%	-5.7%	-17.0%		
The Meadows	113	8/4/1994	$ 764	96.6%	94.7%	3.1%	5.1%	1.1%		
Woodgate	120	6/30/1997	$ 831	93.8%	96.9%	2.9%	-0.4%	-12.7%		
Total Rochester Region	1,680		$ 839	92.0%	93.7%	0.5%	-1.3%	-6.8%	3.0%	4.0%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 991	95.6%	98.9%	5.2%	1.7%	-2.5%		
Harborside Manor	281	9/30/1994	$ 682	97.9%	98.5%	3.1%	2.6%	11.9%		
Pearl Street	60	5/17/1995	$ 598	97.5%	96.6%	3.6%	4.6%	3.7%		
Village Green (inclu Fairways)	448	12/19/1994	$ 701	93.8%	96.8%	2.3%	-0.8%	-10.7%		
Westminster Place	240	1/1/1996	$ 671	95.9%	98.1%	2.2%	0.0%	-2.3%		
Total Syracuse Region	1,243		$ 736	95.6%	97.8%	3.2%	0.8%	-2.3%	2.2%	3.0%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,148	97.0%	95.6%	4.4%	6.0%	14.6%		
Brittany Place	591	8/22/2002	$ 1,057	90.7%	93.4%	5.3%	2.4%	-2.9%		
Cider Mill	864	9/27/2002	$ 1,027	93.4%	94.1%	2.4%	1.6%	-12.1%		
East Meadow	150	8/1/2000	$ 1,199	97.7%	99.0%	6.2%	4.8%	7.0%		
Elmwood Terrace	504	6/30/2000	$ 827	89.8%	96.8%	3.0%	-4.4%	-9.0%		
Falkland Chase	450	9/10/2003	$ 1,140	91.0%	90.2%	8.8%	9.7%	13.4%		
Orleans Village	851	11/16/2000	$ 1,168	90.7%	95.8%	4.3%	-1.3%	1.5%		
Park Shirlington	294	3/16/1998	$ 1,140	92.0%	91.1%	0.4%	1.3%	4.3%		
Pavilion Apartments	432	7/1/1999	$ 1,395	90.9%	88.1%	1.4%	4.6%	11.3%		
Seminary Hill	296	7/1/1999	$ 1,174	89.1%	94.3%	4.2%	-1.6%	-0.3%		
Seminary Towers	540	7/1/1999	$ 1,169	92.0%	90.8%	3.4%	4.8%	2.9%		
Tamarron Apartments	132	7/16/1999	$ 1,213	95.5%	96.7%	8.1%	6.7%	9.6%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,160	95.5%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,115	90.9%	93.9%	0.3%	-3.0%	-6.5%		
The Manor - VA	198	2/19/1999	$ 921	94.7%	93.2%	-1.3%	0.3%	12.7%		
The Sycamores	185	12/16/2002	$ 1,159	96.8%	92.6%	3.6%	8.3%	15.1%		
Virginia Village	344	5/31/2001	$ 1,199	94.6%	93.6%	3.5%	4.6%	8.5%		
Wellington Lakes	160	10/24/2001	$ 777	85.0%	84.9%	1.2%	1.3%	37.6%		
Wellington Woods	114	10/24/2001	$ 823	77.3%	90.1%	2.4%	-12.2%	-56.3%		
West Springfield	244	11/18/2002	$ 1,236	95.9%	93.4%	2.8%	5.4%	5.5%		
Woodleaf Apartments	228	3/19/2004	$ 969	94.5%	n/a	n/a	n/a	n/a		
Total Washington DC Region	7,506		$ 1,105	92.2%	93.2%	3.4%	2.1%	1.6%	21.8%	18.0%
TOTAL OWNED PORTFOLIO	**41,776**		**$ 968**	**92.4%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**38,560**		**$ 960**	**92.3%**	93.3%	3.1%	2.1%	2.1%		

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		December YTD				YTD '04 versus YTD '03				
							% Growth			
	# of	Date	YTD '04	YTD '04	Year Ago	Rental	Rental	NOI	YTD '04	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 989	91.8%	90.7%	0.9%	2.2%	1.1%		
Canterbury Apartments	618	7/16/1999	$ 804	93.0%	93.9%	4.9%	3.9%	5.2%		
Country Village	344	4/30/1998	$ 778	93.4%	92.2%	3.8%	5.1%	4.0%		
Falcon Crest	396	7/16/1999	$ 855	92.3%	93.0%	4.7%	3.9%	1.3%		
Fenland Field	234	8/1/2001	$ 1,002	92.8%	91.9%	4.0%	5.0%	0.7%		
Gateway Village	132	7/16/1999	$ 1,112	92.8%	93.2%	5.4%	4.8%	6.2%		
Mill Towne Village Apts	384	5/31/2001	$ 759	93.7%	89.1%	4.3%	9.8%	13.1%		
Morningside Heights	1,050	4/30/1998	$ 779	93.6%	90.8%	2.7%	5.8%	8.1%		
Owings Run	504	7/16/1999	$ 962	93.0%	88.4%	-0.5%	4.7%	5.5%		
Selford Townhomes	102	7/16/1999	$ 1,133	94.1%	93.1%	5.8%	6.9%	6.7%		
Shakespeare Park	84	7/16/1999	$ 724	96.1%	99.4%	21.9%	17.8%	30.8%		
Timbercroft Townhomes	284	7/16/1999	$ 727	99.4%	99.1%	6.0%	6.4%	13.3%		
Village Square Townhomes	370	7/16/1999	$ 987	95.0%	95.5%	6.4%	5.9%	8.7%		
Woodholme Manor	176	3/31/2001	$ 699	94.0%	92.6%	7.0%	8.6%	7.5%		
Total Baltimore Region	5,644		$ 869	93.4%	92.0%	3.5%	5.0%	5.8%	14.2%	13.5%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,292	92.8%	94.1%	9.1%	7.6%	-0.1%		
Stone Ends	280	2/12/2003	$ 1,178	94.5%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,082	93.3%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,259	93.3%	94.1%	9.1%	7.6%	-0.1%	4.0%	3.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 666	97.3%	97.0%	3.2%	3.5%	1.7%		
Idylwood	720	1/1/1995	$ 664	93.2%	91.8%	2.9%	4.6%	4.1%		
Paradise Lane	324	10/15/1997	$ 691	93.3%	91.0%	1.5%	4.1%	3.6%		
Raintree Island	504	8/4/1994	$ 719	92.9%	90.3%	2.1%	5.0%	1.7%		
Total Buffalo Region	1,644		$ 686	93.4%	91.4%	2.4%	4.6%	3.1%	2.2%	3.9%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 785	94.2%	91.3%	6.7%	10.1%	20.0%		
Total Delaware Region	432		$ 785	94.2%	91.3%	6.7%	10.1%	20.0%	0.9%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 753	93.8%	90.0%	0.1%	4.4%	16.1%		
Carriage Hill - MI	168	9/29/1998	$ 775	95.2%	93.0%	-0.7%	1.6%	9.0%		
Carriage Park	256	9/29/1998	$ 737	93.5%	93.3%	0.0%	0.3%	6.2%		
Charter Square	492	10/29/1997	$ 851	93.0%	91.4%	0.3%	2.0%	3.9%		
Cherry Hill Club	165	7/7/1998	$ 644	87.5%	90.3%	-3.4%	-6.4%	-24.9%		
Cherry Hill Village	224	9/29/1998	$ 704	96.5%	91.5%	-0.2%	5.3%	18.6%		
Deerfield Woods	144	3/22/2000	$ 808	91.7%	92.8%	-0.8%	-2.0%	-3.2%		
Fordham Green	146	10/29/1997	$ 891	89.8%	92.1%	0.9%	-1.6%	-2.2%		
Greentrees	288	10/29/1997	$ 654	85.9%	88.5%	-0.8%	-3.7%	-2.6%		
Hampton Court	182	9/30/2000	$ 674	86.6%	85.3%	-0.6%	0.9%	4.7%		
Kingsley	328	10/29/1997	$ 669	93.2%	90.6%	-2.3%	0.6%	3.2%		
Macomb Manor	217	3/22/2000	$ 697	92.4%	93.6%	1.5%	0.2%	-4.2%		
Oak Park Manor	298	10/29/1997	$ 840	89.3%	88.4%	1.0%	2.0%	9.0%		
Scotsdale	376	11/26/1997	$ 671	92.9%	91.8%	-3.1%	-2.0%	-1.1%		
Southpointe Square	224	10/29/1997	$ 644	90.7%	88.0%	-0.5%	2.6%	21.3%		
Springwells Park	303	4/8/1999	$ 978	89.1%	86.6%	-0.5%	2.3%	7.7%		
Stephenson House	128	10/29/1997	$ 667	94.2%	90.6%	-0.4%	3.6%	22.1%		
The Lakes	434	11/5/1999	$ 863	88.3%	88.1%	-3.1%	-2.8%	-4.6%		
Woodland Gardens	337	10/29/1997	$ 731	93.4%	91.3%	-0.3%	1.9%	4.8%		
Total Detroit Region	5,046		$ 759	91.4%	90.2%	-0.8%	0.6%	4.1%	8.7%	12.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 849	90.4%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 921	93.1%	n/a	n/a	n/a	n/a		
Total Florida Region	836		$ 918	93.0%	n/a	n/a	n/a	n/a	0.7%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,210	93.0%	95.4%	5.4%	2.7%	-0.8%		
Cornwall Park	75	7/17/1996	$ 1,604	90.3%	92.0%	-0.9%	-2.7%	-9.3%		
Lakeshore Villas	152	7/17/1996	$ 1,012	93.1%	94.8%	4.8%	2.8%	6.9%		
Patricia	100	7/7/1998	$ 1,305	92.9%	94.2%	6.9%	5.4%	-5.8%		
Sherwood Consolidation	224	10/11/2002	$ 995	96.7%	97.1%	13.6%	13.1%	19.6%		
Sunset Gardens	217	7/17/1996	$ 879	95.0%	96.9%	5.8%	3.7%	7.3%		
Total Hudson Valley Region	908		$ 1,088	93.9%	95.4%	6.5%	4.8%	3.5%	2.3%	2.2%

						YTD '04 versus YTD '03				
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		December YTD				% Growth				
	# of Apts.	Date Acqu.	YTD '04 Rent/Mo.	YTD '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '04 NOI w/ G&A	% #Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 856	88.8%	91.5%	1.6%	-1.3%	-13.6%		
Courtyards Village	224	8/29/2001	$ 757	95.8%	93.9%	-2.4%	-0.5%	0.6%		
Cypress Place	192	12/27/2000	$ 883	94.3%	92.7%	-0.4%	1.4%	4.3%		
The Colony	783	9/1/1999	$ 829	91.9%	92.6%	-0.2%	-0.9%	-12.2%		
The New Colonies	672	6/23/1998	$ 703	92.2%	89.7%	-0.6%	2.2%	8.9%		
Total Illinois Region	2,242		$ 793	92.1%	91.8%	-0.2%	0.1%	-4.2%	3.9%	5.4%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,111	95.9%	93.4%	4.5%	7.3%	7.7%		
Cambridge Village	82	3/1/2002	$ 1,349	97.4%	98.6%	9.0%	7.8%	9.0%		
Coventry Village	94	7/31/1998	$ 1,299	94.2%	96.9%	5.0%	2.1%	-2.9%		
Devonshire Hills	297	7/16/2001	$ 1,661	94.0%	92.9%	-1.6%	-0.4%	-6.6%		
East Winds	96	11/1/2000	$ 1,089	93.9%	92.8%	4.3%	5.6%	3.4%		
Hawthorne Court	434	4/4/2002	$ 1,270	94.9%	91.9%	5.6%	9.1%	6.0%		
Heritage Square	80	4/4/2002	$ 1,326	97.1%	98.3%	8.2%	6.9%	6.7%		
Holiday Square	143	5/31/2002	$ 961	97.6%	98.3%	6.3%	5.5%	9.9%		
Lake Grove Apartments	368	2/3/1997	$ 1,345	93.4%	95.3%	3.7%	1.6%	0.6%		
Maple Tree	84	11/1/2000	$ 1,117	92.3%	94.0%	2.4%	0.6%	-1.8%		
Mid- Island Estates	232	7/1/1997	$ 1,165	95.7%	97.4%	6.3%	4.4%	3.6%		
Rider Terrace	24	11/1/2000	$ 1,160	96.0%	98.2%	6.6%	4.2%	1.7%		
South Bay Manor	61	9/11/2000	$ 1,466	96.3%	95.6%	8.0%	8.8%	4.8%		
Southern Meadows	452	6/29/2001	$ 1,316	94.3%	95.4%	2.0%	0.8%	-2.5%		
Stratford Greens	359	3/1/2002	$ 1,349	94.3%	94.5%	3.2%	3.0%	-2.1%		
Terry Apartments	65	11/1/2000	$ 1,091	92.3%	93.2%	4.1%	3.1%	-0.9%		
Westwood Village Apts	242	3/1/2002	$ 1,970	95.5%	96.5%	9.4%	8.3%	2.3%		
Woodmont Village Apts	96	3/1/2002	$ 1,202	94.7%	95.0%	5.2%	5.0%	1.5%		
Yorkshire Village Apts	40	3/1/2002	$ 1,386	99.1%	98.4%	5.9%	6.6%	24.0%		
Total Long Island Region	3,409		$ 1,343	94.8%	94.9%	4.3%	4.1%	0.8%	12.7%	8.2%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 711	95.2%	95.6%	6.2%	5.7%	7.2%		
Redbank Village	500	7/7/1998	$ 768	92.2%	92.2%	3.4%	3.4%	0.1%		
Total Maine Region	595		$ 759	92.6%	92.7%	3.8%	3.7%	1.0%	1.3%	1.4%
New Jersey Region										
Chatham Hill Apartments	308	1/30/2004	$ 1,453	84.9%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,331	95.2%	96.5%	5.7%	4.3%	8.8%		
Fairmount Apartments	54	1/30/2004	$ 771	97.3%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 900	97.8%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,139	95.5%	97.4%	7.1%	5.1%	4.0%		
Northwood Apartments	134	1/30/2004	$ 1,130	94.0%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,625	96.9%	96.2%	3.9%	4.7%	2.3%		
Pleasant View	1,142	7/7/1998	$ 997	93.9%	92.4%	3.0%	4.7%	3.0%		
Pleasure Bay	270	7/7/1998	$ 929	96.0%	96.6%	9.3%	8.7%	7.1%		
Regency Club	372	9/24/2004	$ 1,021	97.7%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,039	93.2%	96.4%	3.1%	-0.3%	-6.3%		
Wayne Village	275	7/7/1998	$ 1,147	96.3%	93.6%	5.6%	8.6%	6.0%		
Windsor Realty	67	7/7/1998	$ 1,048	96.0%	96.0%	4.6%	4.7%	4.8%		
Total New Jersey Region	3,426		$ 1,046	94.5%	94.3%	4.2%	4.4%	1.8%	8.8%	8.2%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 801	94.4%	96.6%	6.3%	3.9%	2.8%		
Castle Club	158	3/15/2000	$ 870	94.3%	97.1%	6.2%	3.2%	1.2%		
Cedar Glen	110	3/3/1998	$ 669	91.7%	90.7%	8.7%	9.9%	25.4%		
Chesterfield	247	9/23/1997	$ 857	95.3%	95.6%	3.7%	3.5%	3.4%		
Curren Terrace	318	9/23/1997	$ 894	91.9%	91.7%	2.1%	2.3%	1.0%		
Executive House	100	9/23/1997	$ 905	94.4%	94.4%	3.2%	3.3%	5.9%		
Glen Brook	173	7/28/1999	$ 763	91.9%	94.2%	4.6%	2.0%	-3.7%		
Glen Manor	174	9/23/1997	$ 751	92.7%	91.9%	3.5%	4.4%	5.6%		
Golf Club	399	3/15/2000	$ 1,003	91.0%	91.1%	3.7%	3.6%	5.9%		
Hill Brook Place	274	7/28/1999	$ 821	96.7%	96.5%	3.0%	3.2%	-1.9%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,038	92.4%	92.1%	2.2%	2.5%	2.3%		
Home Properties of Devon	629	3/15/2000	$ 1,083	86.4%	89.8%	2.2%	-1.6%	-10.3%		
New Orleans Consolidation	442	7/28/1999	$ 781	93.5%	92.9%	2.3%	3.0%	0.2%		
Racquet Club	467	7/7/1998	$ 962	95.5%	95.8%	5.1%	4.8%	5.5%		
Racquet Club South	103	5/27/1999	$ 840	94.0%	96.4%	4.6%	2.0%	-1.0%		
Ridley Brook	244	7/28/1999	$ 814	95.1%	96.9%	4.5%	2.6%	1.9%		
Sherry Lake	298	7/23/1998	$ 1,100	94.8%	95.1%	3.7%	3.3%	5.0%		
The Landings	384	11/25/1996	$ 979	94.2%	93.7%	4.0%	4.6%	7.5%		
Trexler Park	249	3/15/2000	$ 1,054	89.3%	89.0%	6.4%	6.8%	-0.3%		
Valley View	177	9/23/1997	$ 777	89.9%	90.0%	0.4%	0.3%	-7.3%		
Village Square	128	9/23/1997	$ 895	94.1%	92.5%	4.8%	6.7%	8.4%		
William Henry	363	3/15/2000	$ 1,062	92.7%	87.5%	2.0%	8.1%	11.2%		
Total Philadelphia Region	5,913		$ 931	92.5%	92.7%	3.5%	3.3%	1.9%	13.5%	14.1%

| | | | December YTD | | | YTD '04 versus YTD '03 | | | | |
| | | | | | | | % Growth | | | |
	# of Apts.	Date Acqu.	YTD '04 Rent/Mo.	YTD '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '04 NOI w/ G&A	% #Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,035	92.9%	76.7%	-10.7%	8.1%	21.7%		
1600 Elmwood	210	8/4/1994	$ 921	93.4%	91.5%	1.2%	3.3%	2.6%		
Brook Hill	192	8/4/1994	$ 863	92.4%	88.7%	-2.8%	1.3%	5.0%		
Newcastle Apartments	197	8/4/1994	$ 769	94.6%	95.3%	-0.2%	-0.9%	0.7%		
Perinton Manor	224	8/4/1994	$ 810	94.8%	92.4%	-0.2%	2.4%	2.9%		
Riverton Knolls	240	8/4/1994	$ 835	90.4%	87.5%	-0.2%	3.1%	0.2%		
Spanish Gardens	220	8/4/1994	$ 708	89.9%	90.2%	1.6%	1.3%	-1.8%		
The Meadows	113	8/4/1994	$ 751	96.4%	94.6%	2.9%	4.8%	-0.8%		
Woodgate	120	6/30/1997	$ 828	93.1%	94.7%	2.4%	0.6%	-10.5%		
Total Rochester Region	1,680		$ 835	92.9%	89.4%	-1.2%	2.7%	2.6%	3.1%	4.0%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 959	90.6%	93.8%	4.8%	1.2%	-4.7%		
Harborside Manor	281	9/30/1994	$ 674	95.6%	95.5%	2.5%	2.6%	-3.4%		
Pearl Street	60	5/17/1995	$ 588	96.2%	94.6%	2.5%	4.3%	-4.5%		
Village Green (inclu Fairways)	448	12/19/1994	$ 697	92.4%	92.7%	2.3%	2.0%	-0.5%		
Westminster Place	240	1/1/1996	$ 671	93.6%	95.2%	2.3%	0.6%	-8.2%		
Total Syracuse Region	1,243		$ 727	93.0%	94.1%	2.9%	1.8%	-3.6%	2.0%	3.0%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,124	96.5%	95.9%	4.2%	4.8%	10.8%		
Brittany Place	591	8/22/2002	$ 1,034	93.3%	95.2%	6.0%	3.9%	-0.4%		
Cider Mill	864	9/27/2002	$ 1,020	94.4%	94.8%	2.4%	1.8%	-5.1%		
East Meadow	150	8/1/2000	$ 1,171	96.8%	94.5%	2.3%	4.8%	13.8%		
Elmwood Terrace	504	6/30/2000	$ 821	91.1%	94.0%	4.0%	0.8%	-3.6%		
Falkland Chase	450	9/10/2003	$ 1,123	92.5%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,150	92.4%	90.2%	1.2%	3.8%	9.3%		
Park Shirlington	294	3/16/1998	$ 1,132	93.2%	93.1%	0.9%	1.0%	1.3%		
Pavilion Apartments	432	7/1/1999	$ 1,395	91.0%	91.7%	1.5%	0.8%	3.1%		
Seminary Hill	296	7/1/1999	$ 1,156	91.3%	91.0%	3.7%	4.0%	7.0%		
Seminary Towers	540	7/1/1999	$ 1,145	93.2%	92.3%	1.2%	2.2%	5.1%		
Tamarron Apartments	132	7/16/1999	$ 1,169	94.9%	96.1%	7.6%	6.3%	10.3%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,175	94.3%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,118	93.0%	96.0%	2.0%	-1.2%	-6.9%		
The Manor - VA	198	2/19/1999	$ 914	92.7%	92.3%	1.3%	1.8%	6.1%		
The Sycamores	185	12/16/2002	$ 1,130	95.5%	90.6%	3.0%	8.5%	21.7%		
Virginia Village	344	5/31/2001	$ 1,186	95.0%	94.0%	3.6%	4.7%	11.8%		
Wellington Lakes	160	10/24/2001	$ 772	86.7%	86.1%	1.8%	2.5%	-12.0%		
Wellington Woods	114	10/24/2001	$ 820	85.3%	91.2%	5.2%	-1.5%	-36.3%		
West Springfield	244	11/18/2002	$ 1,217	94.4%	89.3%	-0.7%	4.9%	11.6%		
Woodleaf Apartments	228	3/19/2004	$ 981	93.9%	n/a	n/a	n/a	n/a		
Total Washington DC Region	7,506		$ 1,094	93.0%	92.9%	2.5%	2.7%	3.2%	21.7%	18.0%
TOTAL OWNED PORTFOLIO	**41,776**		**$ 956**	**93.1%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**38,560**		**$ 948**	**93.1%**	92.7%	2.8%	3.3%	2.2%		

Home Properties, Inc.
December 31, 2004 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	4th Qtr 2004	3rd Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.7%	94.1%	94.5%	-0.4%
Washington	17.1%	92.1%	92.9%	-0.8%
Philadelphia	15.3%	91.2%	92.0%	-0.8%
Baltimore	14.6%	92.6%	92.8%	-0.2%
Detroit	13.1%	89.8%	90.7%	-0.9%
Upstate, NY	11.8%	93.2%	92.7%	0.5%
Chicago	5.8%	91.2%	93.7%	-2.5%
Misc.	4.6%	92.9%	92.5%	0.4%
Total	100.0%	92.3%	92.9%	-0.6%

Region	% Units	4th Qtr 2004	4th Qtr 2003	Variance
New Jersey, Long Island, Hudson Valley	17.7%	94.1%	94.3%	-0.2%
Washington	17.1%	92.1%	93.4%	-1.3%
Philadelphia	15.3%	91.2%	92.7%	-1.5%
Baltimore	14.6%	92.6%	93.1%	-0.5%
Detroit	13.1%	89.8%	91.3%	-1.5%
Upstate, NY	11.8%	93.2%	95.2%	-2.0%
Chicago	5.8%	91.2%	92.0%	-0.8%
Misc.	4.6%	92.9%	91.8%	1.1%
Total	100.0%	92.3%	93.3%	-1.0%

Region	% Units	Dec 2004	4th Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.7%	93.8%	94.1%	-0.3%
Washington	17.1%	91.6%	92.1%	-0.5%
Philadelphia	15.3%	91.7%	91.2%	0.5%
Baltimore	14.6%	93.0%	92.6%	0.4%
Detroit	13.1%	89.8%	89.8%	0.0%
Upstate, NY	11.8%	92.7%	93.2%	-0.5%
Chicago	5.8%	90.5%	91.2%	-0.7%
Misc.	4.6%	93.5%	92.9%	0.6%
Total	100.0%	92.3%	92.3%	0.0%

SAME STORE SEQUENTIAL RESULTS
FOURTH QUARTER 2004 VERSUS THIRD QUARTER 2004

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	17.7%	1.2%	9.7%	-3.7%
Washington	17.1%	0.6%	1.2%	0.2%
Philadelphia	15.3%	-0.2%	11.0%	-7.6%
Baltimore	14.6%	0.9%	0.5%	1.1%
Detroit	13.1%	-0.9%	1.2%	-2.7%
Upstate, NY	11.8%	1.5%	0.7%	2.4%
Chicago	5.8%	-1.5%	1.9%	-4.7%
Misc.	4.6%	1.5%	9.7%	-2.8%
Total	100.0%	0.5%	4.7%	-2.2%

Home Properties, Inc.
December 31, 2004 Supplemental Information

Resident Statistics

Top Six Reasons for Move outs	4TH QTR 2004	3RD QTR 2004	2ND QTR 2004	1ST QTR 2004	4TH QTR 2003	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	YEAR 2004	YEAR 2003	YEAR 2002
Home purchase	**19.80%**	**20.40%**	**20.40%**	**17.50%**	20.60%	20.10%	19.40%	18.10%	19.50%	19.60%	18.80%
Employment related	**16.10%**	**15.00%**	**14.70%**	**16.20%**	15.00%	14.20%	15.20%	15.30%	15.50%	14.90%	14.30%
Eviction/skip	**12.70%**	**11.30%**	**11.20%**	**14.10%**	13.40%	10.20%	11.40%	15.20%	12.30%	12.60%	10.90%
Location convenience/ apartment size	**11.60%**	**12.70%**	**13.80%**	**11.00%**	11.70%	13.70%	12.30%	11.00%	12.30%	12.20%	10.80%
Transfer w/in HP	**10.20%**	**8.80%**	**8.90%**	**10.10%**	10.90%	8.20%	8.60%	8.10%	9.50%	9.00%	8.10%
Rent level	**9.80%**	**9.30%**	**9.30%**	**9.80%**	8.00%	9.00%	9.40%	10.10%	9.60%	9.10%	11.80%

Traffic	Traffic 4th Qtr **04** To 4th Qtr **03**	Signed Leases 4th Qtr **04** To 4th Qtr **03**	Traffic Year **04** To Year **03**	Signed Leases Year **04** To Year **03**	**Turnover** 4th Qtr **04**	4th Qtr **03**	Year **04**	Year **03**
Region								
Baltimore	-9%	5%	0%	-3%	9%	10%	43%	41%
Washington	4%	3%	10%	-5%	11%	11%	45%	45%
New Jersey	-13%	-24%	4%	-9%	9%	9%	37%	35%
Long Island	-22%	0%	-4%	0%	9%	8%	41%	39%
Hudson Valley	-1%	22%	0%	9%	11%	10%	45%	45%
Philadelphia	-1%	-3%	7%	5%	9%	10%	48%	45%
Detroit	-1%	2%	2%	-14%	11%	11%	48%	47%
Rochester	24%	2%	-3%	-16%	9%	8%	47%	33%
Buffalo	-3%	-1%	7%	-8%	11%	11%	52%	45%
Syracuse	14%	-23%	7%	-8%	8%	7%	51%	46%
Chicago	-4%	-12%	-3%	-9%	12%	12%	50%	51%
Total Portfolio	-3%	-1%	4%	-5%	10%	10%	45%	43%

	4th Qtr **04**	4th Qtr **03**	Year **04**	Year **03**
Bad Debts as % of Rents	0.78%	0.77%	0.74%	0.67%

HOME PROPERTIES, INC.
December 31, 2004 and 2003 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	4TH QTR 2004 ACTUAL	4TH QTR 2003 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2004 ACTUAL	YEAR 2003 ACTUAL	YEAR VARIANCE	% VARIANCE
ELECTRICITY	1,968	1,876	(92)	-4.9%	7,969	7,465	(504)	-6.8%
GAS	5,996	4,757	(1,239)	-26.0%	19,243	18,089	(1,154)	-6.4%
WATER & SEWER	2,756	2,487	(269)	-10.8%	10,819	9,804	(1,015)	-10.4%
REPAIRS & MAINTENANCE	7,137	6,680	(457)	-6.8%	30,269	27,033	(3,236)	-12.0%
PERSONNEL EXPENSE	9,980	10,075	95	0.9%	41,795	39,472	(2,323)	-5.9%
SITE LEVEL INCENTIVE COMPENSATION	453	240	(213)	-88.8%	1,700	1,150	(550)	-47.8%
ADVERTISING	1,572	1,704	132	7.7%	6,320	6,826	506	7.4%
LEGAL & PROFESSIONAL	336	389	53	13.6%	1,457	1,444	(13)	-0.9%
OFFICE & TELEPHONE	1,359	1,480	121	8.2%	5,309	5,600	291	5.2%
PROPERTY INS.	1,618	2,207	589	26.7%	7,149	6,199	(950)	-15.3%
REAL ESTATE TAXES	11,095	10,554	(541)	-5.1%	43,444	41,060	(2,384)	-5.8%
SNOW	192	375	183	48.8%	1,204	1,970	766	38.9%
TRASH	666	644	(22)	-3.4%	2,630	2,758	128	4.6%
PROPERTY MANAGEMENT G & A	2,808	2,497	(311)	-12.5%	11,609	11,248	(361)	-3.2%
TOTAL	47,936	45,965	(1,971)	-4.3%	190,917	180,118	(10,799)	-6.0%

Home Properties, Inc.
December 31, 2004 Supplemental Information

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
The Hamptons/The Vinings at Hampton Village	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,161
Regency Club	New Jersey	NJ	9/24/2004	372	6.7%	$36.4	$97,890
			TOTAL YTD	**2,486**	**6.7%**	**$247.5**	**$99,557**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/2003	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/2003	450	7.1%	$58.9	$130,836
			TOTAL YTD	**730**	**7.3%**	**$92.9**	**$127,228**

TOTAL 2003 and 2004 Acquisitions				**3,216**	**6.8%**	**$340.4**	**$105,838**

Home Properties, Inc.
December 31, 2004 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
Apple Hill Apartments	Hamden	CT	12/23/2004	498	7.0%	$48.1	$96,651
Parkview Gardens	Detroit	MI	12/29/2004	484	11.6%	$16.0	$33,033
Golfview Apartments	Detroit	MI	12/29/2004	44	9.1%	$1.5	$35,091
			TOTAL YTD	**1,646**	**8.2%**	**$92.5**	**$56,187**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/2003	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/2003	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/2003	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/2003	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/2003	120	6.9%	$7.0	$58,333
Candlewood Gardens	Syracuse	NY	12/5/2003	126	9.6%	$3.8	$30,159
Pines of Perinton	Rochester	NY	12/19/2003	508	7.4%	$15.0	$29,528
			TOTAL YTD	**1,568**	**8.7%**	**$59.3**	**$37,849**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Home Properties, Inc.
December 31, 2004 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2003	As of 12/31/2003	12/31/2003 % of Units	Net Acquired in 2004	As of 12/31/2004	Current % of Units
SUBURBAN NEW YORK CITY	**NY/NJ**	0	6,837	16.70%	906	7,743	18.53%
SUBURBAN WASHINGTON	**DC**	450	7,038	17.19%	468	7,506	17.97%
PHILADELPHIA	**PA**	-212	5,913	14.44%	0	5,913	14.15%
BALTIMORE	**MD**	-50	5,644	13.79%	0	5,644	13.51%
DETROIT	**MI**	-120	5,574	13.62%	-528	5,046	12.08%
UPSTATE NEW YORK	**NY**	-634	4,791	11.70%	-224	4,567	10.93%
CHICAGO	**IL**	0	2,242	5.48%	0	2,242	5.37%
BOSTON	**MA**	280	976	2.38%	276	1,252	3.00%
FLORIDA	**FL**	0	0	0.00%	836	836	2.00%
PORTLAND	**ME**	0	595	1.45%	0	595	1.42%
DOVER	**DE**	0	432	1.06%	0	432	1.03%
HAMDEN	**CT**	0	498	1.22%	-498	0	0.00%
SOUTH BEND	**IN**	-310	396	0.97%	-396	0	0.00%
NORTH/CENTRAL	**OH**	-242	0	0.00%	0	0	0.00%
TOTAL		**-838**	**40,936**	**100.0%**	**840**	**41,776**	**100.0%**

Home Properties, Inc.
December 31, 2004 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
BAYVIEW/COLONIAL	Midland Loan	8.350	5,427,756	11/01/05	0.84
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	570,988	11/01/05	0.84
IDLYWOOD	Morgan Guaranty	8.625	8,622,673	11/01/05	0.84
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,380,160	01/01/06	1.00
CARRIAGE PARK	Prudential-Fannie Mae	7.480	4,877,882	01/01/06	1.00
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	1.33
DEVONSHIRE - 1st (*)	AMI Capital	7.100	18,774,117	06/01/06	1.42
COUNTRY VILLAGE	PW Funding	8.385	6,192,525	08/01/06	1.58
HAMPTON COURT	ORIX RE Capital	8.875	3,297,441	09/01/06	1.67
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	2.00
WOODGATE PLACE	ARCS Mortgage	7.865	3,183,281	01/01/07	2.00
BRITTANY PLACE	CapMark Svcs.	4.780	19,048,873	06/11/07	2.44
SEMINARY TOWERS - 1st	Wachovia	8.220	1,979,709	06/25/07	2.48
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,233,603	06/25/07	2.48
SEMINARY TOWERS - 3rd	Wachovia	5.350	16,228,779	06/25/07	2.48
SEMINARY TOWERS - 4th	Wachovia	5.390	10,000,000	06/25/07	2.48
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,484,210	07/11/07	2.53
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	4,982,712	08/01/07	2.58
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	2.73
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,455,266	11/01/07	2.84
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,478,056	11/01/07	2.84
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,294,776	12/01/07	2.92
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	16,858,043	12/01/07	2.92
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	13,620,854	12/01/07	2.92
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,059,408	12/01/07	2.92
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,432,195	12/01/07	2.92
CYPRESS PLACE	Reilly Mortgage	7.130	6,219,334	01/01/08	3.00
PAVILION - 2nd	Capri Capital	7.450	3,675,705	01/01/08	3.00
PAVILION -3rd	Capri Capital	5.030	17,877,134	01/01/08	3.00
THE LANDINGS -1st	Capri Capital	6.930	9,277,748	01/01/08	3.00
THE LANDINGS - 2nd	Capri Capital	6.740	3,662,000	01/01/08	3.00
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,115,351	01/01/08	3.00
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,674,800	03/01/08	3.17
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,534,916	03/01/08	3.17
DETROIT PORTFOLIO	Morgan Guaranty	7.510	43,465,216	06/01/08	3.42
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,604,430	06/01/08	3.42
CHATHAM HILL - 1st	Bank of New York	3.900	20,699,462	07/01/08	3.50
NORTHWOOD - 1st	Bank of New York	3.850	5,722,134	07/01/08	3.50
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,878,808	07/01/08	3.50
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,066,748	10/31/08	3.84
STONE ENDS	Prudential-Fannie Mae	4.530	23,641,928	11/01/08	3.84
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	940,893	11/01/08	3.84
HP at GOLF CLUB	ARCS Mortgage	6.585	15,946,222	12/01/08	3.92
DEVONSHIRE - 2nd	AMI Capital	6.720	4,808,682	01/01/09	4.01
HERITAGE SQUARE	PW Funding	5.150	6,481,575	07/01/09	4.50
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,735,974	12/01/09	4.92
WILLIAM HENRY	Legg Mason RE	5.310	23,312,316	12/01/09	4.92
CHERRY HILL	Prudential	5.360	5,204,718	01/01/10	5.01
ELMWOOD TERRACE	Capri Capital - Fannie	5.300	21,760,880	01/01/10	5.01
GLEN MANOR	Prudential-Fannie Mae	5.065	5,999,298	01/01/10	5.01
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,568,132	01/01/10	5.01
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,012,251	01/01/10	5.01
SHERRY LAKE	GMAC - Freddie Mac	5.180	20,119,645	01/01/10	5.01
BRADDOCK LEE	Prudential-Fannie Mae	4.575	21,915,000	01/01/10	5.01
LAKEVIEW	Prudential-Fannie Mae	4.575	8,917,000	01/01/10	5.01
PLEASURE BAY	Prudential-Fannie Mae	4.575	15,502,000	01/01/10	5.01
WINDSOR REALTY	Prudential-Fannie Mae	4.575	4,800,000	01/01/10	5.01
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	5.33
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	45,918,007	10/01/10	5.75
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,666,905	10/01/10	5.75
HP at DEVON	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	5.75
TREXLER PARK	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	5.75
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	6.01
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	6.01
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	6.01
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	6.01
RACQUET CLUB	Prudential-Fannie Mae	6.875	21,936,513	04/01/11	6.25
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,381,066	05/01/11	6.33
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	642,754	05/01/11	6.33
LAKE GROVE	Prudential-Fannie Mae	6.540	26,690,564	12/01/11	6.92
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	665,329	02/01/12	7.09
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	901,327	02/01/12	7.09
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,229,708	03/01/12	7.17
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,503,451	03/01/12	7.17
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,753,016	03/01/12	7.17
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,282,079	03/01/12	7.17
HP at CASTLE CLUB	Legg Mason RE	9.550	6,803,636	05/01/12	7.34
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,074,399	05/01/12	7.34
THE COLONIES	Prudential-Fannie Mae	7.110	21,254,522	06/01/12	7.42
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,840,733	07/01/12	7.50
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,645,473	07/01/12	7.50

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,349,589	07/01/12	7.50
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,205,461	07/01/12	7.50
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,047,367	07/01/12	7.50
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,353,466	07/01/12	7.50
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,104,761	07/01/12	7.50
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,937,480	07/01/12	7.50
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,864,404	07/01/12	7.50
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,619,497	07/01/12	7.50
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,800,092	07/01/12	7.50
REGENCY CLUB - 1st	Capri Capital - Fannie	4.840	19,207,280	10/01/12	7.76
REGENCY CLUB - 2nd	Capri Capital - Fannie	4.950	7,990,298	10/01/12	7.76
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,072,439	05/01/13	8.34
MORNINGSIDE	Morgan Guaranty	6.990	18,054,135	05/01/13	8.34
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	8.67
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,027,325	10/01/13	8.76
DEERFIELD WOODS	GE Financial	7.000	3,148,482	01/01/14	9.01
FALKLAND CHASE	Capri Capital	5.480	15,363,021	04/01/14	9.25
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	14,998,080	10/01/14	9.76
RAINTREE	Capitalized Lease	4.920	5,941,639	12/01/14	9.92
SPRINGWELLS	AMEX/IDS	8.000	10,213,419	07/01/15	10.50
PAVILION - 1st	Capri Capital	8.000	7,682,874	11/01/18	13.84
BONNIE RIDGE - 1st	Prudential	6.600	16,452,201	12/15/18	13.96
BONNIE RIDGE - 2nd	Prudential	6.160	19,615,687	12/15/18	13.96
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,061,224	06/01/19	14.42
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,027,442	06/01/19	14.42
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,812,233	10/01/19	14.76
RAINTREE	Leasehold Mortgage	8.500	1,031,679	04/30/20	15.34
MACOMB MANOR	EF&A Funding	8.630	3,680,695	06/01/21	16.43
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,397,198	01/01/24	19.01
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,582,495	03/01/24	19.18
WOODLEAF	HOC of Montgom Cty	5.080	8,087,246	02/01/27	22.10
BARI MANOR (*)	Wachovia (Servicer)	4.440	2,986,850	10/11/28	23.79
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,314,548	10/11/28	23.79
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	725,146	10/11/28	23.79
SPARTA GREEN (*)	Wachovia (Servicer)	4.440	1,888,394	10/11/28	23.79
OWINGS RUN 1	Reilly Mortgage	8.000	17,141,797	10/01/35	30.77
OWINGS RUN 2	Prudential Huntoon	8.000	14,308,107	06/01/36	31.44
THE VILLAGE AT MARSHFIELD	Capstone Realty (HUD)	5.950	24,459,912	01/01/42	37.03
WTD AVG - FIXED SECURED		**6.28**	1,439,289,052		**7.20**
% OF PORTFOLIO - FIXED			88.6%		
VARIABLE SECURED					
CHATHAM HILL 2nd - L+150	Bank of New York	3.780	6,520,527	07/01/08	3.50
NORTHWOOD 2nd - L + 150	Bank of New York	3.780	2,701,122	07/01/08	3.50
HAWTHORNE COURT 90L + 65	PW Funding - Fannie	2.670	38,245,217	07/01/14	9.50
THE HAMPTONS 90L + 65	Prudential-Fannie Mae	2.660	55,634,176	08/01/14	9.59
FALKLAND CHASE BMA Index + 1.12	Capri Capital	2.744	24,695,000	10/01/30	25.77
WTD AVG - VARIABLE SECURED		**2.76**	127,796,041		**12.25**
WTD AVG - TOTAL SECURED DEBT		**5.99**	1,567,085,094		**7.52**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily LIBOR + 105	M and T Bank et. al.	3.45	58,000,000	09/01/05	0.67
WTD AVG - COMBINED DEBT		**5.902**	**1,625,085,094**		**7.28**

WTG AVG - TOTAL SECURED DEBT	**5.99**	**7.52**
WTD AVG - TOTAL PORTFOLIO	**5.90**	**7.28**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

AFFORDABLE GENERAL LEDGER PARTNER MINORITY INTEREST PROPERTIES HELD FOR SALE INCLUDED IN DISCONTINUED OPERATIONS:	77,637,385	Various
TOTAL MORTGAGE DEBT	**1,702,722,479**	

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Mansion House (Bryn Mawr)	16
Arbor Crossing	134	Maple Tree	84
Beechwood Gardens	160	Newcastle Apartments	197
Brook Hill	192	Rider Terrace	24
Cedar Glen	110	Sherwood House	6
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Colony	783
Fairmount	54	The Lakes	434
Gardencrest	696	The Sycamores	185
Glen Brook	177	Wellington Trace	240
Muncy - Holiday Square	23	West Springfield Terrace	244
Kensington	38		
Total Free and Clear Properties:	**23**	**Units:**	**4,153**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2005	14,621,416	8.39	1.02%
2006	43,197,126	7.54	3.00%
2007	184,409,764	5.52	12.81%
2008	191,002,830	6.04	13.27%
2009	48,338,547	5.36	3.36%
2010	274,815,835	6.21	19.09%
2011	196,395,897	6.65	13.65%
2012	142,433,367	6.60	9.90%
2013	159,153,899	6.20	11.06%
2014	39,451,222	5.47	2.74%
2015 - 2042	145,469,148	6.78	10.10%
TOTAL	**1,439,289,052**	**6.28**	100.00%

Home Properties, Inc.
NAV calculation as of December 31, 2004

Net Asset Value Calculation

Based on properties wholly owned - before FIN 46 adjustment

	6.75%	7.00%	7.25%
Cap Rate (after 3% G & A, before capital expenditures)			
4th QTR 2004			
Rent	112,206	112,206	112,206
Property other income	5,260	5,260	5,260
Operating & maintenance expense	(52,227)	(52,227)	(52,227)
Property NOI	65,239	65,239	65,239
Adjustment for 4th QTR acquisitions	-	-	-
Effective 4th QTR "run rate"	65,239	65,239	65,239
Annualized (for 4th qtr seasonality) 25.0%	260,956	260,956	260,956
NOI growth for next 12 months @ 4%	10,438	10,438	10,438
Adjusted NOI	271,394	271,394	271,394
	-		
Real estate value using above cap rate	4,020,655	3,877,061	3,743,369
Balance sheet adjustments before FIN 46R			
Cash	7,269	7,269	7,269
Other assets	82,455	82,455	82,455
Less:			
Deferred charges	(9,918)	(9,918)	(9,918)
Intangible	(505)	(505)	(505)
Gross value	4,099,956	3,956,362	3,822,670
Less liabilities & perpetual preferred stock	(1,761,193)	(1,761,193)	(1,761,193)
Net Asset Value	$ 2,338,763	$ 2,195,169	$ 2,061,477
Per share/unit - fully diluted	$ 47.68	$ 44.75	$ 42.03
49,050.0 shares			

	6.20%	6.43%	6.66%
Economic CAP rate (after cap ex reserve of $525 per unit)			

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
						-		-
None during fourth quarter						-		-
						-		-
						-		-
								$ -

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	112,206	5,260	(52,227)
Less results from propeties not wholly owned but consolidated due to FIN 46R	-	-	-
Add back properties classified as discontinued operations still owned at December 31, 2004:	-	-	-
Proper run rate before acquisitions	112,206	5,260	(52,227)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.

[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4]Includes computers, office equipment/ furniture, and maintenance vehicles.

[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6]Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
December 31, 2004 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three and nine-month periods ended December 31, 2004, approximately $131 and $525 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended December 31, 2004
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit[a]	Cap Ex	Per Unit[a]	Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 1,533	$ 37	$ 1,533	$ 37
Major building improvements	951	23	4,586	110	5,537	133
Roof replacements	363	9	1,206	29	1,569	38
Site improvements	348	8	2,083	50	2,431	58
Apartment upgrades	686	16	5,363	128	6,049	144
Appliances	570	14	513	12	1,083	26
Carpeting/Flooring	1,788	43	1,101	26	2,889	69
HVAC/Mechanicals	527	13	3,265	78	3,792	91
Miscellaneous	234	5	701	18	935	23
Totals	$5,467	$131	$20,351	$488	$25,818	$619

[a]Calculated using the weighted average number of units outstanding, including 38,560 core units, 2003 acquisition units of 730 and 2004 acquisition units of 2,486 for the three-month period ended December 31, 2004.

For the twelve-month period ended December 31, 2004
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit[a]	Cap Ex	Per Unit[a]	Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 3,702	$ 91	$ 3,702	$ 91
Major building improvements	3,721	91	15,958	390	19,679	481
Roof replacements	1,422	35	2,429	59	3,851	94
Site improvements	1,363	33	8,003	196	9,366	229
Apartment upgrades	2,685	66	23,982	587	26,667	653
Appliances	2,230	55	1,987	49	4,217	104
Carpeting/Flooring	7,001	171	3,670	90	10,671	261
HVAC/Mechanicals	2,062	50	12,129	297	14,191	347
Miscellaneous	915	24	2,553	62	3,468	86
Totals	$21,399	$525	$74,413	$1,821	$95,812	$2,346

[a]Calculated using the weighted average number of units outstanding, including 38,560 core units, 2003 acquisition units of 730 and 2004 acquisition units of 1,593 for the twelve-month period ended December 31, 2004.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended December 31, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$5,046	$131	$18,551	$ 481	$23,597	$ 612
2004 Acquisition Communities	325	131	1,211	487	1,536	618
2003 Acquisition Communities	96	131	589	808	685	939
Sub-total	5,467	131	20,351	488	25,818	619
2004 Disposed Communities	126	131	431	449	557	580
Corporate office expenditures[1]	-	-	-	-	1,176	-
	$5,593	$131	$20,782	$ 486	$27,551	$ 617

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the twelve-month period ended December 31, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$20,183	$525	$70,968	$1,840	$91,151	$2,365
2004 Acquisition Communities	834	525	2,562	1,608	3,396	2,133
2003 Acquisition Communities	382	525	883	1,209	1,265	1,734
Sub-total	21,399	525	74,413	1,821	95,812	2,346
2004 Disposed Communities	699	525	1,844	1,379	2,543	1,904
Corporate office expenditures[1]	-	-	-	-	4,345	-
	$22,098	$525	$76,257	$1,806	$102,700	$2,331

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Fourth Quarter 12/31/04	Fourth Quarter 12/31/03	Change	Year to Date 12/31/04	Year to Date 12/31/03	Change
Net Operating Income	$59,519	$58,292	2.1%	$234,927	$229,798	2.2%
Less: Non-recurring Cap Ex @ 7%	(1,299)	-	-	(4,968)	-	-
Adjusted Net Operating Income	$58,220	$58,292	(0.1%)	$229,959	$229,798	0.1%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 7% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

2005 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on NAREIT definition					
FFO per share - **2005** guidance per NAREIT definition	$.57 - $.60	$.73 - $.76	$.79 - $.83	$.74 - $.78	$2.83 - $2.97
Midpoint of guidance	$0.585	$0.745	$0.81	$0.76	$2.90
FFO per share - **2004** actual per NAREIT definition	$0.615	$0.719	$0.563	$0.717	$2.62
Improvement projected	-4.9%	3.6%	43.9%	6.0%	10.7%

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on "Operating FFO"					
FFO per share - **2005** guidance per NAREIT definition	$.57 - $.60	$.73 - $.76	$.79 - $.83	$.74 - $.78	$2.83 - $2.97
Midpoint of guidance	$0.585	$0.745	$0.81	$0.76	$2.90
FFO per share - **2004** Operating FFO, before impairment charges	$0.615	$0.741	$0.762	$0.717	$2.84
Improvement projected	-4.9%	0.5%	6.3%	6.0%	2.1%

There are no impairment charges projected for 2005, so the guidance is the same for both FFO under the strict interpretation of the NAREIT definition and "Operating FFO" calculated after adding back impairment charges. Operating FFO is consistent with 2003 NAREIT definition which added back impairment charges. The results and comparison to 2004 is shown two ways: first (top box) equal to the current NAREIT definition where impairment charges on the sale of real estate reduced results by 22 cents; and second (lower box) after adding back the impairment charges. Management believes that comparing 2005 guidance to 2004 Operating FFO is a better indicator of comparative expectations.

Assumptions for mid-point of guidance:

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store rental revenue growth	(1)	1.7%	2.7%	4.2%	4.5%	3.3%
Same store expense growth	(3)	3.2%	5.8%	2.0%	4.5%	3.9%
Same store NOI growth		0.7%	0.5%	5.5%	3.1%	2.5%
Same store 2005 economic occupancy		92.4%	93.7%	94.0%	93.4%	93.4%
Same store 2004 economic occupancy		93.5%	93.8%	92.8%	92.3%	93.1%
Difference in occupancy		-1.1%	-0.1%	1.2%	1.1%	0.3%

Annual growth by region:	Revenue	Expenses	NOI
Boston	5.5%	5.0%	5.8%
Washington, DC	3.9%	3.9%	3.8%
New Jersey/Long Island/Hudson Valley	3.5%	6.0%	1.9%
Baltimore	2.9%	6.0%	1.2%
Philadelphia	2.8%	0.4%	4.7%
Upstate NY	2.6%	1.6%	3.7%
Detroit	2.3%	4.1%	0.7%
Chicago	0.1%	4.4%	-4.2%
Total	3.1%	3.9%	2.5%

(1) Rental rates are projected to increase 2.5%. Concessions are projected to slow down, resulting in an 11% drop, adding 0.5% to net rental income; occupancies are expected to pick up 0.3% for the year; resulting in 3.3% rental revenue growth.

(2) Property other income is expected to decrease year over year, reducing the 3.3% rental revenue growth to 3.1% total revenue growth.

(3) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2004
Natural gas heating costs	12%	20.0%
Repairs and maintenance	16%	-2.3%
Total personnel costs	24%	3.6%
Property insurance	3%	-14.8%
Real estate taxes	25%	5.8%
Snow removal costs	1%	38.0%

(4) Other comments: **G & A** costs are expected to decrease 2.4%. Cost savings from reduced Section 404 costs will more than offset other increases. First quarter G & A will be highest for the year as Section 404 is finalized. **Interest and dividend income** is expected to have a run rate of about $40K per quarter. **Other income** is expected to average about $500K per quarter.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(5) Acquisition pace (cap rates of 6.2% assumed)	$40 million	$55 million	$55 million	$50 million	$200 million
(6) Disposition pace (cap rates of 7.5% assumed)	$0 million	$0 million	$28 million	$22 million	$50 million

Home Properties, Inc.
December 31, 2004 Supplemental Information

Consolidation Summary of the Balance Sheet as of December 31, 2004
(in thousands, except share and per share data)

	December 31, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	December 31, 2004 (as reported)
ASSETS			
Real estate:			
Land	$ 402,620		$ 402,620
Buildings, improvements and equipment	2,642,570		2,642,570
Real estate held for sale or disposal, net	-	78,711	78,711
	3,045,190	78,711	3,123,901
Less: accumulated depreciation	(405,919)	-	(405,919)
Real estate, net	2,639,271	78,711	2,717,982
Cash and cash equivalents	7,269	656	7,925
Cash in escrows	39,528	4,355	43,883
Accounts receivable	6,198	466	6,664
Prepaid expenses	18,057	167	18,224
Investment in and advances to affiliates	431	(431)	-
Deferred charges	9,918	3,860	13,778
Other assets	8,323	17	8,340
Total assets	$2,728,995	$ 87,801	$2,816,796
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$1,567,085	$ 77,637	$1,644,722
Line of credit	58,000	-	58,000
Accounts payable	24,057	543	24,600
Accrued interest payable	7,539	1,337	8,876
Accrued expenses and other liabilities	22,394	556	22,950
Security deposits	22,118	533	22,651
Total liabilities	1,701,193	80,606	1,781,799
Commitments and contingencies			
Minority interest	304,487	7,516	312,003
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at September 30, 2004	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at September 30, 2004	25,000	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 32,625,413 shares issued and outstanding at December 31, 2004	326	-	326
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	807,199	-	807,199
Accumulated other comprehensive income (loss)	(362)	-	(362)
Distributions in excess of accumulated earnings	(168,848)	(321)	(169,169)
Officer and director notes for stock purchases	-	-	-
Total stockholders' equity	723,315	(321)	722,994
Total liabilities and stockholders' equity	$2,728,995	$ 87,801	$2,816,796